July 14, 2010
Filed pursuant to Rule 433
Registration Statement No. 333-160214
Jefferies Group, Inc.
6.875% SENIOR NOTES DUE 2021 — REOPENING

Issuer:	Jefferies Group, Inc.

Issue:	Senior Notes due 2021

Security Type:	Senior Unsecured Fixed Rate Notes

Ratings (Moody’s/S&P/Fitch):	Baa2(Stable)/BBB(Stable)/BBB(Stable)

Offering Size of Reopening:	$150,000,000

Initial Principal Amount of Notes Issued:	$400,000,000

Total Principal Amount of Notes Outstanding upon Completion of the Offering:	$550,000,000

Trade Date:	July 14, 2010

Settlement Date:	July 19, 2010 (T + 3)

Final Maturity:	April 15, 2021

Interest Payment Dates:	Interest on the notes will accrue from June 28, 2010 and will be payable semi-annually on October 15th and April 15th, commencing on October 15th, 2010 (Short first coupon)

Benchmark Treasury:	3.500% UST due 5/15/20

Spread to Benchmark:	T + 385 basis points

Treasury Strike:	103 - 16

Yield to Maturity:	6.934

Coupon:	6.875%

Public Offering Price:	99.566% (Price does not include accrued interest from June 28, 2010 to, but not including, the settlement date totaling $601,562.50 in aggregate which is payable by the purchasers)

Underwriting Discount:	0.45%

Proceeds, Before Expenses:	$148,674,000 (Does not include accrued interest from June 28, 2010 to, but not including, the settlement date totaling $601,562.50 in aggregate which is payable by the purchasers)

Day Count Convention:	30/360

Make-Whole Call Payment:	UST + 50 basis points

Minimum Denominations:	$5,000 and integral multiples of $1,000 in excess thereof

CUSIP:	472319AH5

ISIN:	US472319AH57

Sole Book-Running Manager:	Jefferies & Company, Inc.
Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Jefferies & Company, Inc. at (201)761-7610.